P.E. 12-31-03

Margo Caribe, Inc.

2003 ANNUAL REPORT

MARGO CARIBE, INC. AND SUBSIDIARIES

2003 ANNUAL REPORT

FORWARD LOOKING STATEMENTS

When used in this Annual Report or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "would be", "will allow", "intends to", "will likely result", "expect", "are expected to", "will continue", "is anticipated", "believes", "estimate", "project", or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, natural disasters, competitive and regulatory factors and legislative changes, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstance after the date of such statements.

MARGO CARIBE, INC.

2003 ANNUAL REPORT SHAREHOLDERS

TABLE OF CONTENTS

Margo Caribe, Inc.

TO OUR SHAREHOLDERS

Making the Foundations for the Future Fiscal year 2003 was one of changes within Margo Caribe. During the fourth quarter of 2003 and throughout the first quarter of 2004 the Company restructured itself to face future challenges and productivity goals. This included a re-focusing of our operations, the implementation of a cost containment program and a new management organization. The new management team is committed to reducing costs, increasing sales and gross margins and better meeting our customers' needs. While our result of operations for fiscal year 2003 reflected the challenges that permeated Puerto Rico's economic conditions during 2003, Margo has primed itself for better performance and expansion of product offerings and services focused on both current and long-term objectives.

Financial Performance Consolidated revenues for 2003 were $8.4 million, resulting in a 13.5% reduction when compared to 2002. The consolidated loss for 2003 amounted to $1.4 million, with a diluted loss per common share of ($0.71). Margo Caribe, Inc.'s (the "Company") common stock, (NASDAQ symbol MRGO), sales price was $7.10 per share as of December 31, 2003, compared to $3.77 per share as of December 31, 2002. On March 2, 2004, the common stock sales price was $5.00 per share.

During 2003, Puerto Rico's economy remained weak resulting in a slow down in the development of new residential and commercial real estate projects. On the other hand, competition in the retail sector continued to intensify. This trend directly affected our core business and, therefore, the result of operations, prompting the implementation of several operational changes designed to increase productivity and cost effectiveness.

Our Subsidiaries Margo Nursery Farms' management was restructured during the first quarter of 2004 and the operation is currently undergoing a restructuring process. We expect that these changes will translate into positive results during the last quarter of the year 2004.

Margo Nursery recently completed the construction of a new 124,000 square foot green house and a 112,000 square foot shade house. These new and expanded growing areas will allow us to once again increase our production and sales of live goods with new high quality plant material and improving margins that declined during the last half of fiscal year 2003 and the beginning of 2004 due to the closure of our Barranquitas facility. Also, the Company has almost completed the expansion of a new shipping and receiving area that will include 14 additional loading docks. The new loading docks and the newly constructed shipping/receiving area will allow us to improve our efficiency and handle a greater volume of goods with less overhead. The consolidation of the operations previously carried out at our Barranquitas facility into our Vega Alta facility should also produce cost savings.

PO Box 706, Dorado, Puerto Rico 00646
Tel: (787) 883-2570 Fax: (787) 883-3244
www.margocaribe.com

Margo Landscaping & Design's administration and operation was also restructured during the fourth quarter of 2003. We are confident that these changes will reflect yield positive financial results during the first semester of the year 2004.

Rain Forest and Margo Garden Products sales have continued to grow at a double digit rate; a new line of Rain Forest mulch and bark products were introduced during the first quarter of 2004. Sales have been strong and indicate that our new packaging is appealing to consumers. During the second quarter of 2004, we plan to introduce new packaging for our potting soil line, with bi-lingual labels and instructions in English and Spanish. The Rain Forest product line is currently being featured by most of the major chains in Puerto Rico, including The Home Depot and Wal*Mart International, as well as leading garden centers.

Margo Development, Inc. is still in the process of obtaining the required permits to develop a low cost housing project consisting of approximately 425 single-family houses in the Municipality of Arecibo, Puerto Rico. The Company hopes to receive final approval from the Puerto Rico Planning Board during the second or third quarter of 2004 and could begin construction, subject to approval of financing and all other necessary permits, as early as the fourth quarter of 2004. Margo Development is currently scouting for other sites for future development.

Margo Salinas, a joint venture in which the Company has a one-third equity interest, had excellent results for the year 2003, its first full year of operations, reporting $730,000 in revenues and $227,000 thousand in net income. Based on current results, Margo Salinas' revenues and profits will rapidly increase during the year 2004.

Looking Ahead Demand for our products continues to grow as retail sales are improving and the construction industry is once again growing. There is much yet to be done and I am confident that our management team will make Margo Caribe, Inc. a stronger and better Company, ready to achieve a higher level of growth and performance in 2004 and beyond.

I appreciate the guidance and support of our Board of Directors as well as, the diligence and hard work of our employees.

Fellow shareholders, I thank you for the continued confidence that you have deposited in our Company.

Sincerely yours,

Michael J. Spector
Chairman of the Board of Directors,
President and Chief Executive Officer

MARGO CARIBE, INC. AND SUBSIDIARIES

THE COMPANY

Margo Caribe, Inc. and its subsidiaries (collectively, the "Company") are in the business of growing, distributing and installing tropical plants and trees. The Company is also engaged in the manufacturing and distribution of its own line ("Rain Forest") of planting media and aggregates, the distribution of lawn and garden products and also provides landscaping design and installation services. In addition, beginning in 2003, the Company acts as sales representative for several consumer goods brands in Puerto Rico and Mexico. The Company's real estate development division is currently seeking the required permits for an affordable housing project in the Municipality of Arecibo, Puerto Rico.

PRINCIPAL OPERATIONS

The Company's operations are focused in the Commonwealth of Puerto Rico ("Puerto Rico"). These operations are conducted at a 92 "cuerdas" (a "cuerda" equals approximately 0.97 of an acre) nursery farm in Vega Alta, Puerto Rico, approximately 25 miles west of San Juan. This farm is leased from Michael J. Spector and Margaret Spector, who are executive officers and principal shareholders of the Company.

The Company's operations include Margo Caribe, Inc. (the holding company), Margo Nursery Farms, Inc. ("Nursery Farms"), Margo Landscaping & Design, Inc. ("Landscaping"), Margo Garden Products, Inc. ("Garden Products"), Rain Forest Products Group, Inc. ("Rain Forest"), Garrochales Construction and Development Corporation and Margo Development Corporation, all Puerto Rico corporations.

Margo Nursery Farms, which operates under the trade name of Margo Farms del Caribe, is engaged in the production and distribution of tropical and flowering plants. Its products are primarily utilized for the interior and exterior landscaping of office buildings, shopping malls, hotels and other commercial sites, as well as private residences. In its nursery facility located in Vega Alta , Puerto Rico, Margo Nursery Farms produces various types of palms, flowering and ornamental plants, trees, shrubs, bedding plants and ground covers. Its customers include wholesalers, retailers, chain stores and landscapers primarily located in Puerto Rico and the Caribbean. Prior to July 1, 2003, the Company operated an additional nursery farm in Barranquitas, Puerto Rico that produced orchids, bromeliads, anthuriums, spathiphylum and pointsethias. This operation was consolidated into the Vega Alta nursery operation effective June 30, 2003.

As a bona fide agricultural enterprise, Margo Nursery Farms enjoys a 90% tax exemption under Puerto Rico law from income derived from its nursery business in Puerto Rico.

Margo Landscaping & Design provides landscaping, maintenance and design services to customers in Puerto Rico.

Margo Garden Products is engaged in sales of lawn and garden products, including plastic and terracotta pottery, planting media (soil, peat moss, etc.) and mulch. Among the various lawn and garden product lines it distributes, Garden Products is the exclusive distributor (for Puerto Rico and the Caribbean) of Sunniland Corporation's fertilizer and pesticide products, Greenes Fence Company, Fiskars Consumer Product Division, State Line Bark & Mulch, L.R. Nelson Consumer Products, Tel-Com decorative pottery, Crysalia plastic pottery, DEROMA Italian terracotta pottery and North American Outdoor Products. Garden Products also markets and merchandises Ortho and Round-up brand products for the Scotts Company at all Home Depot stores operating in Puerto Rico and the United States Virgin Islands.

Rain Forest is engaged in the manufacturing of potting soils, professional growing mixes, river rock, gravel and related aggregates. Rain Forest's products are marketed by Garden Products. The Company enjoys a tax exemption grant from the Government of Puerto Rico for the manufacturing operations of Rain Forest.

Margo Development Corporation and Garrochales Construction and Development Corporation were created for the development of residential projects in Puerto Rico. Currently, Garrochales Construction is requesting approval of a permit for the development of a new residential project in the Municipality of Arecibo, Puerto Rico.

Production

Using cuttings, plugs, liners, seedlings, air layers, seeds and tissue cultures propagates the Company's plants. Cuttings are obtained from the Company's own stock plants and from other nurseries for grow-out at the Company's facilities. The newly planted cuttings take from two months to five years to mature into finished products, depending on the variety. Bedding plants and annuals take from six to ten weeks to mature.

The Company's products are either field grown or container grown, depending on the variety of plants and where they are grown. Most of these products start out in small pots and are "stepped up" to larger pot sizes over time. The Company produces field and container-grown material, as well as flowering, bedding plants and hanging baskets.

Marketing

The Company's marketing efforts are primarily directed at customers throughout Puerto Rico and the Caribbean.

The principal customers of the Company are wholesalers, mass merchandisers, chain stores, retailers, garden centers, hotels, landscapers, government projects and commercial businesses located in Puerto Rico and the Caribbean. The Company's landscaping division targets construction and government projects that require extensive landscaping.

In addition, Landscaping provides landscaping design, installation and maintenance services, which complement the sales function. For large retailers in Puerto Rico (such as The Home Depot, Wal*Mart Stores, Sam's Club, Kmart and Costco Wholesale), the Company develops promotional programs that include deliveries to customer outlets and special pricing based on volume.

During 2003, the Company's single largest customer (The Home Depot) accounted for approximately 41% of the Company's net sales. During 2002, The Home Depot accounted for approximately 30% of the Company's net sales. During 2001, the Company's two largest customers accounted for approximately 35% of the Company's net sales. The Company's largest customer (The Home Depot) accounted for 24% in 2001 and the second largest customer (Wal*Mart Stores) accounted for 11% in 2001 of the Company's net sales.

The Company does not have any significant long-term (over one year) delivery contracts with customers, including landscaping contracts.

Financial Information Relating to Industry Segments

The Company has three reportable segments identified by line of business: the production and marketing of tropical and flowering plants, the sale of related lawn and garden products and the provision of landscaping services. The lawn and garden products segment also includes sales commissions for consumer goods not related to lawn and garden products. The following table sets forth sales for industry segments for the years ended December 31, 2003, 2002 and 2001. The information is provided after the elimination of intercompany transactions.

	(000's Omitted)		
	2003	**2002**	**2001**
Plants	$3,739	$4,325	$ 3,786
Lawn and garden products	3,279	2,884	2,845
Landscaping	1,415	2,542	2,554
	$8,433	$9,751	$9,185

Certain financial information concerning industry segments is set forth on page 9 - Management's Discussion and Analysis of Results of Operations and Financial Condition and in Note 20 to the Company's Consolidated Financial Statements.

JOINT VENTURE IN SALINAS HOLDINGS, INC.

On October 14, 2002, the Company, through its wholly-owned subsidiary, Nursery Farms, entered into a joint venture to grow sod, palms and trees on a farm of approximately 262 "cuerdas" located in the Municipality of Salinas, Puerto Rico, operated by Salinas Holdings, Inc. ("Salinas"). The farm is leased by Salinas Holdings, Inc. from Criadores de Salinas, S.E., an entity controlled by Mr. Luis A. Rubí, for an initial 10-year term with renewal options for an additional 20-year period.

Salinas is a newly formed entity in which Nursery Farms owns one-third of the outstanding voting stock The Company has committed to make equity cash contributions to the new entity of up to $775,000. As of December 31, 2003, the Company had invested $193,333, net of capital returns of $400,000.

Salinas has entered into a five-year management agreement with Nursery Farms (automatically renewable for an additional five year term unless otherwise elected by either party) whereby Nursery Farms will provide certain management services to the new entity and will be responsible for all sales and marketing activities for the new entity. Under the terms of the management agreement, Nursery Farms is entitled to receive a basic administration fee of $2,000 per month, and a commission on gross collected revenue varying from 15% to 17%. Commissions and fees earned for services provided to Salinas for the year ending December 31, 2003 totaled $140,921. During the term of the management agreement, the Company has agreed not to grow sod or to have more than 50 "cuerdas" of palms or trees under cultivation on its facilities. The Company is currently not engaged in the business of growing sod.

The investment in and results of operations of Salinas are not consolidated with the financial statements of the Company, but instead are reported under the equity method of accounting for investments. Accordingly, the Company's financial statements reflect the Company's proportionate share (33.33%) of the results of operations of Salinas. Salinas' net income for the year ended December 31, 2003 was $227,366.

MARGO CARIBE, INC. AND SUBSIDIARIES

SELECTED FINANCIAL INFORMATION

The following table sets forth certain selected consolidated financial data for Margo Caribe, Inc. on a historical basis, for each of the five years ended December 31, 2003. The selected financial data should be read in conjunction with Item 7 - Management's Discussion and Analysis of Results of Operations and Financial Condition and the Company's Consolidated Financial Statements. Per share information has been retroactively adjusted to reflect a 10% stock dividend effective June 28, 2002.

	Years Ended December 31,				
Earnings Statement Data:	2003	2002	2001	2000	1999
Net sales	$8,433,185	$9,751,294	$9,184,621	$8,302,810	$6,201,233
Gross profit	2,377,951	3,875,882	3,389,274	2,134,463	2,230,111
Selling, general and administrative expenses	3,821,819	3,477,923	3,021,016	2,583,012	2,395,350
Costs related to consolidating nursery facilities	253,738	-	-	-	-
Income (loss) from operations	(1,697,606)	397,959	368,258	(448,549)	(165,239)
Net income (loss)	(1,491,867)	852,345	338,443	(1,022,733)	(127,867)
Basic income (loss) per common share	($0.71)	$0.41	$0.16	($0.49)	($0.06)
Diluted income (loss) per common share	($0.71)	$0.40	$0.16	($0.49)	($0.06)
Weighted average number of common shares outstanding and common share equivalents	2,111,499	2,114,245	2,104,385	2,069,584	2,062,854
Balance Sheet Data:					
Working capital	$1,589,228	$3,958,112	$3,348,454	$2,290,314	$ 4,306,446
Total assets	9,158,982	9,796,206	9,009,021	9,375,396	8,916,981
Long-term debt (excluding current portion)	187,073	244,425	307,528	239,482	338,597
Stockholders' equity	5,113,152	6,446,389	5,579,581	5,238,888	6,241,776

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

CRITICAL ACCOUNTING POLICIES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of its consolidated financial statements.

Revenue Recognition

The Company recognizes sales of plants and lawn and garden products upon acknowledgment receipt of merchandise by the customers. Revenues from sales of landscaping services are recognized as plants are installed at the customers' facilities. Revenues from garden maintenance contracts are recognized when the maintenance is provided.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is an amount that management believes will be adequate to absorb estimated losses on existing accounts receivable that become uncollectible based on evaluations of collectibility of specific customers and their prior credit experience. In addition, the Company evaluates the prior years' experience of the allowance as a whole.

Capitalization of Inventory Costs

Direct and indirect costs that are capitalized, as part of inventory of plant material which management estimates cannot be recovered from future sales of plant inventory are charged to cost of sales. Management's determination of the amount of capitalized costs that should be charged to cost of sales is based on historical sales experience and its judgement with respect to the future marketability of the inventory.

Deferred Income Taxes

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the use of the asset and liability method in accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

The Company records a valuation allowance to reduce its deferred tax asset to the amount that is more likely than not to be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term depending on future levels of taxable income.

OVERVIEW

For the year ended December 31, 2003, the Company incurred a net loss of approximately $1,492,000, compared to a net income of $852,000 and $338,000 in 2002 and 2001, respectively. These amounts represent a diluted (loss) income per common share of ($0.71), $0.40 and $0.16 for 2003, 2002 and 2001, respectively. The net loss for the year ended December 31, 2003, is principally due to losses in the plants and landscaping segments.

The plants segment loss was $714,000 for the year ended December 31, 2003, compared to income of $686,000 for the year ended December 31, 2002. The loss from the plants segment for the year ended December 31, 2003, is mainly attributable to an increase of $234,000 in the write-off of slow-moving inventory, and a charge of $191,000 for damaged inventory. The loss from the plants segment for the year ended December 31, 2003, also reflects a decrease in sales and related gross profit. Total sales from the plants segment decreased by approximately $587,000, or 14% compared to the year ended December 31, 2002. Finally, the loss from the plants segment for the year ended December 31, 2003, also reflects approximately $254,000 of costs associated with the closing of the Barranquitas nursery operation, as well as those associated with consolidation of the Company's nursery operations at its Vega Alta facility. Offsetting the loss of the plants segment for the year ended December 31, 2003, was the collection of $25,000 from a note receivable, which had been written down in prior years, and the commissions and equity in earnings from an investment in an unconsolidated joint venture (Salinas Holdings) in the amount of $193,000.

The landscaping segment's loss was $535,000 for the year ended December 31, 2003 compared to income of $160,000 for the year ended December 31, 2002. The loss from the landscaping segment is due to a decrease in revenues and related gross profit. Also, there was a bad debt expense of approximately $177,000 for the year ended December 31, 2003, compared to a bad debt expense of approximately $45,000 for the year ended December 31, 2002. Gross revenues from landscaping services were approximately $1,415,000 for the year ended December 31, 2003, compared to $2,542,000 for 2002.

Landscaping sales for the year ended December 31, 2002, were favorably impacted by three major projects aggregating $619,000. These decreases in sales are associated with the slow development of new residential and commercial real estate projects in Puerto Rico during 2003.

The Company's increase in net income for the year ended December 31, 2002, when compared to 2001, was due to a substantial increase in other income of approximately $473,000, principally from a gain upon the collection of a $405,000 note receivable previously written down to $20,000. Income from operations for the year ended December 31, 2002 was comparable to that of 2001.

RESULTS OF OPERATIONS

Sales

The Company's consolidated net sales for the year ended December 31, 2003 were approximately $8,433,000, compared to $9,751,000 for the year 2002, representing an overall decrease of approximately 14%. The Company's consolidated sales for the year ended December 31, 2001 were approximately $9,185,000.

The decrease in sales for the year ended December 31, 2003, was principally the result of a reduction in sales of nursery plants of $587,000 or 14%, and a reduction in sales of landscaping services of $1,127,000 or 44%, resulting from a decrease in the number of large landscaping projects. Landscaping sales for the year ended December 31, 2002, were favorably impacted by three major projects aggregating $619,000. This decrease in landscaping sales is associated with the slow development of new residential and commercial real estate projects in Puerto Rico during 2003. Although there was an overall decrease in plant material sales, sales of plant material to major chain stores remained strong. Total sales to major chain stores for the year ended December 31, 2003, were $4,934,000, compared to $ $4,712,000 for the year ended December 31, 2002.

Consolidated net sales for the year ended December 31, 2002 were approximately $9,751,000 representing an increase of 6% over sales of $9,185,000 in 2001. This increase in sales was principally due to a 14% increase in sales of plant material ($539,000). Sales of lawn and garden products increased by 1% and sales of landscaping services decreased by 0.5%. Increase in sales of plant material was principally due to increased sales to major chain stores as well as local landscapers. Sales of lawn and garden products as well as landscaping services remained comparable with sales for 2001. During 2002, approximately $525,000 (21%) of landscaping service revenues was provided to an entity controlled by the Company's major shareholder, compared to $279,000 (11%) for 2001. All such services were provided by the Company on an arms-length basis on terms no less favorable to the Company than those offered to unaffiliated third parties.

Gross Profits

The following table sets forth certain information regarding the Company's costs and expenses as a percentage of net sales.

	Years ended December 31		
	2003	2002	2001
Net sales	100.0%	100.0%	100.0%
Cost of sales	71.8	60.3	63.1
Gross profit	28.2	39.7	36.9
Selling, general and administrative expenses	45.3	35.7	32.9
Costs related to consolidating nursery facilities	3.0	-	-
(Loss) income from operations	(20.1)	4.0	4.0
Interest expense, net	(.7)	(.4)	(.5)
Other income (expenses), net	3.2	5.0	.3
(Loss) income before income deferred income tax credit	(17.6)	8.6	3.8
Deferred income tax credit	-	.1	-
Net (loss) income	(17.6)	8.7	3.8

The table above reflects that consolidated gross profits as a percentage of net sales were approximately 28%, 40%, and 37%, for the years ended December 31, 2003, 2002 and 2001, respectively.

The decrease in gross profit for the year ended December 31, 2003 when compared to year 2002 was the result of a decrease in gross profit of the plants and landscaping segments. For the year ended, December 31, 2003, the gross profit for the plants segment was 19% compared to 35% for the year ended December 31, 2002. For the year ended December 31, 2003, the gross profit for the landscaping segment was 15% compared to 38% for the year ended December 31, 2002. Due to the slow development of new residential and commercial real estate projects in Puerto Rico during 2003, the Company reduced its labor costs through reduction in head count by approximately 10% during the year 2003.

The Company's consolidated gross profit for the year ended December 31, 2002 was 40%, compared to 37% in 2001, representing an overall increase of 3%. This increase in gross profit was principally due to an increase in gross profit from sales of landscaping services of 7% (38% in 2002 and 31% in 2001). This increase was due to increased performance in project management during 2002. Gross profit from sales of lawn and garden products increased by 3% (44% in 2002 and 41% in 2001). This increase was principally due to improved efficiency in the production of the Company's Rain Forest line of soil and aggregates. Gross profit from sales of plant material remained comparable at 38% in 2002 and 2001.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) were approximately $3,822,000 and $3,478,000 for the year ended December 31, 2003 and 2002, respectively. This represents a 10% increase in dollar terms and a 10% increase as a percentage of sales.

The increase in SG&A in dollar terms for the year ended December 31, 2003, when compared to the year 2002, is principally due to the bad debt expense of approximately $201,000 for the year ended December 31, 2003, compared to a bad debt expense of approximately $121,000 for the year ended December 31, 2002. Also, an increase in professional services of $89,000 mainly due to the contracting of business consulting services for $42,000 and an increase of approximately $47,000 in legal expenses related to corporate and labor issues.

The increase in SG&A as a percentage of sales for the year ended December 31, 2003 was also adversely impacted by the decrease in net sales.

The Company's selling, general and administrative expenses ("SG&A") for 2002 were approximately $3,478,000 compared to $3,021,000 in 2001, representing an increase of 15% in dollar terms, and an increase of 3% as a percentage of sales. The increase (in dollar terms) was principally due to increases in administrative expenses, mainly due to additional sales and administrative personnel, and increase in executive compensation. Other administrative expenses increases included the provision for uncollectible receivables and repairs and maintenance of machinery and equipment in general. Shipping expenses also increased in dollar terms, but remained comparable as a percentage of sales.

Costs Related to Consolidating Nursery Facilities

Until June 30, 2003, the Company also operated a 13 acre nursery farm in Barranquitas, Puerto Rico. This nursery was leased from an unrelated third party. During the fourth quarter of 2002, the Company entered into an agreement with the lessor of the Barranquitas facility to terminate the lease and vacated the facility by June 30, 2003. As a result, the Company has consolidated the operations previously conducted at the Barranquitas facility operation into its Vega Alta nursery farm.

Costs associated with closing the Barranquitas nursery operation in connection with the consolidation of the Company's nursery facilities in its Vega Alta nursery operation amounted to approximately $254,000 for the year ended December 31, 2003.

Other Income and Expense

Interest income for the year ended December 31, 2003, decreased by $6,000 when compared with 2002. Decrease in interest income is mainly due to a decrease in the interest rates available in the investment market coupled with a decrease in the volume of invested funds.

Interest expense for the year ended December 31, 2003, increased by $15,000 when compared with 2002. Increase is related to the increase in the short-term borrowings used for the Company's operations (refer to CURRENT LIQUIDITY AND CAPITAL RESOURCES on page 15).

Other income for the year ended December 31, 2003 includes several income sources not present in 2002. Among these were the following:

> 1) Gain of $25,000 from the collection of a note receivable previously written down in prior years. This represents the remaining portion of a note partially collected in the fourth quarter of 2002 (refer to Note 6 in the Notes to the Company's Consolidated Financial Statements for the year ended December 31, 2003).
>
> 2) Equity in earnings of unconsolidated subsidiary of approximately $76,000 and related commissions of $117,000. The $76,000 represents the Company's 33.33% equity interest in Salinas Holdings Inc.'s net income for the year ended December 31, 2003. The commission of $117,000 represents the commissions payable by Salinas Holdings, Inc. to the Company for acting as its sales agent.

Interest income for the year ended December 31, 2002 decreased when compared to that of 2001 due to a reduction of funds invested as well as lower yields obtained during 2002.

Interest expense for the year ended December 31, 2002 decreased principally from lower interest rates experienced during 2002. Such increase is mainly due to the interest incurred for the utilization of the Company's line of credit.

Other income for the year ended December 31, 2002, includes a gain from the sale of an investment of approximately $71,000. This investment had been previously included as other assets in the Company's balance sheet at a cost of approximately $41,000.

Also, included as other income for the year ended December 31, 2002 is a gain of $405,000 from the collection of a note receivable, which had been previously written down to a carrying value of $20,000 (refer to Note 6 in the accompanying Notes to Consolidated Financial Statements for the year ended December 31, 2003).

Other income for the year ended December 31, 2002 also includes a "Participation in loss of unconsolidated subsidiary" of $16,000. This represents the Company's 33.33% share in the loss of Salinas Holdings, Inc. for the period from November 1, 2002 (commencement of operations) through December 31, 2002. As stated on page 5 "Joint Venture in Salinas Holdings, Inc.", during 2002, the Company made an investment in Salinas Holdings, Inc. This investment was accounted for under the equity method for investments in common stock. Accordingly, the Company includes as other income (expense) its proportionate share of the results of operations of Salinas Holdings, Inc.

FINANCIAL CONDITION

The Company's current ratio decreased to 1.42 to 1 on December 31, 2003 compared to 2.3 to 1 on December 31, 2002. The decrease in the current ratio is principally due to cash outflows used in investing activities and to the increase in short-term borrowings under the credit facility used to finance current operations (refer to CURRENT LIQUIDITY AND CAPITAL RESOURCES on page 15).

On December 31, 2003, the Company had cash of approximately $447,000, compared to cash of $1,418,000 on December 31, 2002. The decrease in cash on December 31, 2003 is principally due to cash outflows used for operational purposes and in investing activities, which were primarily related to capital improvements made at the Vega Alta facility and the purchase of the rights to act as local sales representative for $100,000 from Global Associates.

Shareholders' equity on December 31, 2003 decreased due to the net loss for the year then ended, partially offset by the proceeds from the exercise of stock options. During the year ended December 31, 2003, the Company issued 61,600 shares of common stock in connection with the exercise of stock options. In addition, the Company issued 17,500 restricted shares of common stock and recorded the related deferred stock compensation, the net effect of which decreased shareholders' equity. No dividends were declared during the year ended December 31, 2003.

CURRENT LIQUIDITY AND CAPITAL RESOURCES

The nursery industry requires producers to maintain large quantities of stock plants and inventory to meet customer demand and to assure a new source of products in the future. The Company believes it has adequate resources to meet its current and anticipated liquidity and capital requirements. The Company finances its working capital needs from cash flow from operations as well as borrowings under short-term credit facilities with a local commercial bank. As of December 31, 2003, the Company had available a short-term credit facility of $2.5 million, of which approximately $156,500 was available as of such date. This credit facility is secured by the Company's trade accounts receivable and inventories.

During the fourth quarter of 2003, the Company implemented a cost containment program designed to reduce expenses. As part of this program, the Company reduced its labor costs through reduction in head count by approximately 10% during 2003. The results of the cost containment program should be reflected during the year 2004. The Company is also exploring other alternatives to increase its liquidity, including but not limited to, (1) an increase in its short-term credit facilities and (2) the sale of preferred stock to a limited number of investors in a private placement transaction.

OFF-BALANCE SHEET ARRANGEMENTS AND AGGREGATE CONTRACTUAL OBLIGATIONS

The following represents the contractual obligations summarized by type of obligation and payment due date as of December 31, 2003.

- Long-Term Debt

At December 31, 2003 and 2002, long-term debt comprised the following:

Description	2003	2002
Five-year term loans, bearing interest at 2% over Libor rate (3.14%-5.00% at December 31, 2003), payable in monthly installments of $12,488, through December 2008	$330,251	$383,392
Less current portion	143,178	138,967
Long-term debt	$187,073	$244,425

Based on borrowing rates currently available to the Company for loans with similar terms and maturities, the fair value of long-term debt approximates the recorded amounts.

The aggregate maturities of long-term debt are as follows:

Less than 1 year	$143,178
1 to 3 years	159,613
3 to 5 years	27,460
	$330,251

The Company's debt agreements contain various covenants, which among other things require the Company to meet certain debt to asset ratios and a minimum working capital. At December 31, 2003 and 2002, the Company was in compliance with the related debt covenants.

- Lease and Option Agreements

The Vega Alta facility is leased from Michael J. Spector and Margaret D. Spector (the "Spectors"), who are executive officers and principal shareholders of the Company, pursuant to a lease agreement dated as of January 1, 2004. The lease has an original five-year term and an option to renew for additional five-year term. Under the lease, the Company is required to pay a rent of $24,000 per month and pay all taxes on the property, maintain certain insurance coverage and otherwise maintain and care for the property. During the renewal period, the rent will be adjusted to reflect the increase in the Wholesale Price Index from the original lease term. The lease also contains an option, which permits the Company to purchase the property at its appraised value at any time during the term of the lease if both Mr. and Mrs. Spector become deceased. In consideration of the option, the Company must pay an additional $1,000 per month.

In connection with this lease, the Spectors also agreed to reimburse the Company for the unamortized value of the leasehold improvements applicable to the Vega Alta facility as of the date of termination of lease.

The Company's obligations under the above agreement in force at December 31, 2003, are as follows:

Less than 1 year	$ 300,000
1 to 3 years	900,000
	$ 1,200,000

Obligations Under Guarantees

Since September 22, 2003, the Company is guarantor for a loan in the amount of $1,300,000 made by Salinas Holdings, Inc., an unconsolidated subsidiary. The guaranty is continuous and limited covering all outstanding principal and accrued interest, pro-rata to the Company's 33.33% ownership participation. The term of the loan is thirty-six months and payable in monthly installments of $36,111, plus accrued interests. The interest rate is calculated based on the 90 days LIBOR rate fluctuating every 90 days, plus 1.5% over such rate.

As of December 31, 2003, the maximum potential amount of future payments that the Company could be required to make under the guarantee, net of interests, is as follows:

Less than 1 year	$144,430
1 to 3 years	252,752
	$397,182

INFLATION

The primary inflationary factors, which may affect the Company's results of operations and financial condition, are the costs of labor and production materials such as soil, pots, chemicals, fertilizer, plant cuttings and shipping costs. During the last three years, the impact of inflation on the results of operations and financial condition of the Company has been minimal due to the stability of wage rates and the availability of production materials from a wide variety of sources.

The Company does not anticipate that inflation will have a significant effect on its future earnings or financial condition because increases caused by inflation are ordinarily recovered through increases in prices.

RISK MANAGEMENT

The Company's operations are vulnerable to severe weather, such as hurricanes, floods, and storms and, to a lesser extent, plant disease and pests. The Company believes that it currently maintains adequate insurance coverage for its facilities and equipment. For the past several years, the Company has been unable to obtain crop and business interruption insurance coverage. The Company intends to continue to seek to obtain crop and business interruption insurance coverage at reasonable rates. However, the Company has been unsuccessful in obtaining such insurance coverage during the past five years and no assurance can be given that the Company will be able to obtain such insurance coverage in the foreseeable future.

The Company believes it has taken reasonable precautions to protect its plants and operations from natural hazards. The Company's newer facilities are being constructed with fabricated steel in an attempt to reduce the damage from any future storms. The Company's Vega Alta nursery farm currently has access to a plentiful water supply and facilities for the protection of many of their weather-sensitive plants.

Accounts receivable are due from customers resident in Puerto Rico. Monitoring the operations and financial strength of the Company's customers mitigates concentration of credit risk with respect to accounts receivable. Certain short-term certificates of deposit are placed with local financial institutions. Depositing the funds with high credit quality financial institutions and limiting the amount of credit exposure in any financial institution mitigate such credit risk.

Deloitte & Touche LLP
Westernbank World Plaza
Suite 1200
268 Munoz Rivera Avenue
San Juan, Puerto Rico 00918-2511

Tel: (787) 759-7171
Fax: (787) 756-6340
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Margo Caribe, Inc.
Vega Alta, Puerto Rico

We have audited the accompanying consolidated balance sheets of Margo Caribe, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Margo Caribe, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 17, 2003

Stamp No. 1962043

affixed to original.

MARGO CARIBE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2003 and 2002

ASSETS

	2003	2002
Current Assets:		
Cash and equivalents	$ 446,891	$1,417,879
Accounts receivable, net	1,225,039	1,818,076
Inventories	3,192,357	3,378,779
Due from related entity	170,800	51,026
Deferred tax asset	11,400	11,400
Prepaid expenses and other current assets	334,685	312,106
Total current assets	5,381,172	6,989,266
Property and equipment, net	2,292,511	1,249,889
Land held for future development	1,105,627	1,105,627
Investment in unconsolidated subsidiary	253,159	417,296
Notes receivable	22,164	28,112
Distribution rights	100,000	-
Other assets	4,349	6,016
Total assets	$9,158,982	$9,796,206

LIABILITIES AND SHAREHOLDERS' EQUITY

	2003	2002
Current liabilities:		
Current portion of long-term debt	$143,178	$ 138,967
Notes payable	2,685,359	1,730,500
Accounts payable	735,203	829,382
Accrued expenses	228,204	332,305
Total current liabilities	3,791,944	3,031,154
Other liabilities	66,813	74,238
Long-term debt, net of current portion	187,073	244,425
Total liabilities	4,045,830	3,349,817
Shareholders' equity:		
Preferred stock, $0.01 par value; 250,000 shares authorized, no shares issued	-	-
Common stock, $.001 par value; 10,000,000 shares authorized, 2,198,709 and 2,119,609 shares issued, 2,158,989 and 2,079,889 shares outstanding in 2003 and 2002, respectively	2,199	2,120
Additional paid-in capital	5,523,781	5,241,136
Retained earnings (deficit)	(192,446)	1,299,421
Deferred stock compensation	(124,094)	-
Treasury stock, 39,800 common shares, at cost	(96,288)	(96,288)
Total shareholders' equity	5,113,152	6,446,389
Total liabilities and shareholders' equity	$9,158,982	$9,796,206

See accompanying notes to consolidated financial statements.

MARGO CARIBE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2003, 2002, 2001

	2003	2002	2001
Net sales	$8,433,185	$ 9,751,294	$ 9,184,621
Cost of sales	6,055,234	5,875,412	5,795,347
Gross profit	2,377,951	3,875,882	3,389,274
Selling, general and administrative expenses	3,821,819	3,477,923	3,021,016
Costs related to consolidating nursery facilities	253,738	-	-
Loss (income) from operations	(1,697,606)	397,959	368,258
Other income (expense):			
Interest income	9,848	15,695	69,327
Interest expense	(72,941)	(58,194)	(122,984)
Gain on collection of note receivable previously written down	25,000	405,000	-
Gain on sale of investment	-	71,462	-
Participation in income (loss) of unconsolidated subsidiary	75,863	(16,037)	-
Commissions income from unconsolidated subsidiary	116,921	6,481	-
Other income	51,048	18,579	23,842
Total other income (expense)	205,739	442,986	(29,815)
(Loss) income before deferred income tax benefit	(1,491,867)	840,945	338,443
Deferred income tax benefit	-	11,400	-
Net (loss) income	($1,491,867)	$ 852,345	$ 338,443
Basic (loss) income per common share	($0.71)	.41	.16
Diluted (loss) income per common share	($0.71)	$ .40	$ .16

See accompanying notes to consolidated financial statements.

MARGO CARIBE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2003, 2002 and 2001

	Outstanding Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Stock Compensation	Retained (Deficit) Earnings	Treasury Stock	Total
Balance at December 31, 2000	1,882,322	$1,922	$4,657,544	$ -	$675,710	($96,288)	$5,238,888
Issuance of common stock from exercise of stock options	1,500	2	2,248	-	-	-	2,250
Net income	-	-	-	-	338,443	-	338,443
Balance at December 31, 2001	1,883,822	1,924	4,659,792	-	1,014,153	(96,288)	5,579,581
Issuance of common stock from 10% stock dividend	188,367	188	566,843	-	(567,077)	-	(46)
Issuance of common stock from exercise of stock options	7,700	8	14,501	-	-	-	14,509
Net income	-	-	-	-	852,345	-	852,345
Balance at December 31, 2002	2,079,889	2,120	5,241,136	-	1,299,421	(96,288)	6,446,389
Issuance of common stock from exercise of stock options	61,600	62	155,787	-	-	-	155,849
Issuance of common stock under restricted stock plan	17,500	17	126,858	(126,875)	-	-	-
Restricted stock amortized to operations	-	-	-	2,781	-	-	2,781
Net loss	-	-	-	-	(1,491,867)	-	(1,491,867)
Balance at December 31, 2003	2,158,989	$2,199	$5,523,781	($124,094)	($192,446)	($96,288)	$5,113,152

See accompanying notes to consolidated financial statements

MARGO CARIBE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$(1,491,867)	$ 852,345	$ 338,443
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	404,898	411,600	497,051
Provision for bad debts	200,727	120,929	71,000
Gain on collection of note receivable	(25,000)	(405,000)	-
Deferred revenue	-	74,238	-
Deferred stock compensation	2,781	-	-
Deferred tax benefit	-	(11,400)	-
Participation in (profit)/loss-unconsolidated Subsidiary	(75,863)	16,037	-
Gain on sale of investment	-	(71,462)	-
Loss (gain) on disposition of equipment	64,852	(6,287)	4,367
Changes in assets and liabilities affecting cash Flows from operating activities:			
Decrease (increase) in:			
Accounts receivable	392,310	(140,754)	(618,545)
Inventories	186,422	131,602	(340,307)
Due from related entity	(119,774)	(51,026)	-
Prepaid expenses and other current assets	(22,579)	(15,624)	12,017
Distribution rights	(100,000)	-	-
Other assets	1,667	(3,082)	23,994
Increase (decrease) in:			
Accounts payable	(94,179)	(38,689)	(226,119)
Accrued expenses	(104,101)	138,011	(4,850)
Other liabilities	(7,425)	-	-
Net cash provided by (used in) operating activities	(787,131)	1,001,438	(242,949)
Cash flows from investing activities:			
Purchases of property and equipment	(1,512,372)	(181,688)	(238,949)
Proceeds from sale of investment	-	112,924	-
Investment in land held for future development	-	(52,221)	(64,921)
Decrease (increase) in notes receivable	5,948	(5,948)	(18,193)
Investment in unconsolidated subsidiary	(160,000)	(433,333)	-
Investment distribution from unconsolidated subsidiary	400,000	-	-
Collection from shareholder	-	-	349,480
Proceeds from collection of notes receivable	25,000	451,331	10,452
Net cash provided by (used in) investing activities	(1,241,424)	(108,935)	37,869
Cash flows from financing activities:			
Increase in notes payable	954,859	533,333	200,000
Repayment of notes payable	-	(733,333)	(225,000)
Cash payment in lieu of issuing fractional shares in stock dividend	-	(46)	-
Issuance of common stock from exercise of stock options	155,849	14,509	2,250
Proceeds from long-term debt	109,720	-	222,051
Repayments of long-term debt	(162,861)	(128,008)	(128,361)
Net cash provided by (used in) financing activities	1,057,567	(313,545)	70,940
Net increase (decrease) in cash and equivalents	(970,988)	578,958	(134,140)
Cash and equivalents at beginning of year	$1,417,879	838,921	973,061
Cash and equivalents at end of year	$ 446,891	$1,417,879	$ 838,921

See accompanying notes to consolidated financial statements.

Note 1 - Business and Summary of Significant Accounting Policies

Margo Caribe, Inc. and subsidiaries (all Commonwealth of Puerto Rico corporations and collectively, the "Company") are primarily engaged in the production and distribution of a wide range of tropical plants for sale to interior and exterior landscapers, wholesalers and retailers. The Company is also engaged in the manufacturing and distribution of its own line ("Rain Forest") of planting media, sales and distribution of lawn and garden products, acting as sales agent for consumer related products and provides landscaping design installation and maintenance services. The Company is also engaged in seeking real estate sites for the development of residential housing projects.

The Company's nursery facility is located in Vega Alta, Puerto Rico. From this facility, the Company sells principally to customers in Puerto Rico and the Caribbean.

(a) Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of Margo Caribe, Inc. (the holding company) and its wholly-owned subsidiaries, Margo Nursery Farms, Inc., Margo Flora, Inc., Margo Landscaping and Design, Inc., Margo Garden Products, Inc., Rain Forest Products Group, Inc., Garrochales Construction and Development Corporation and Margo Development Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months of less to be cash equivalents. At December 31, 2003 and 2002, cash and equivalents include $500,000 invested in a certificate of deposit bearing interest at 1.35% and 1.7%, respectively, which has been pledged as collateral for notes payable (refer to Note 10).

(c) Inventories

Inventories of plant material include the cost of seeds, cuttings, pots, soil, and an allocation of chemicals, fertilizers, direct labor and overhead costs such as depreciation and rent, among others. Inventories of plant material are stated at the lower of cost (first-in, first-out) or market. Inventories of lawn and garden products are stated at the lower of average cost or market.

(d) Property and Equipment and Land Held for Future Development

Property and equipment are carried at acquisition cost. Depreciation and amortization are provided over the estimated useful lives of the respective assets on a straight-line basis. Such useful lives range from four to twenty years.

The Company considers depreciation of certain facilities and equipment as a direct cost of production of inventory. As inventory is sold, such cost is charged to cost of sales.

Land held for future development is stated at cost. Interest is capitalized at the effective interest rate paid on borrowings for interest costs incurred on real estate investment components during the pre-construction and planning stage, and the periods that the project is under development. Capitalization of interest is discontinued if development ceases at a project.

(e) Revenue Recognition

The Company recognizes sales of foliage and lawn and garden products upon acknowledgement receipt of merchandise by the customer. Revenues from landscaping services are recognized as plants are installed at the customers' facilities. Revenues from garden maintenance contracts are recognized when the maintenance is incurred.

(f) Recent Accounting Developments

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the Disposal of a Segment of a Business." Implementation of SFAS No. 144 did not have a significant effect on the Company's financial condition or results of operations.

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt-an amendment of APB Opinion No. 30", which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as extraordinary item, net of related income tax effect. As a result, the criteria in Opinion No. 30 will now be used to classify those gains and losses. SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases", to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 did not have a significant effect on the Company's financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

Implementation of SFAS No. 146 did not have a significant effect on the Company's financial condition or results of operations.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9." Except for transactions between two or more mutual enterprises, SFAS No. 147 removes acquisitions of financial institutions from the scope of both SFAS No. 72 and Interpretation No. 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." In addition, SFAS No. 147 amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor-and-borrower-relationship intangible assets and credit cardholder's intangible assets. SFAS No. 147 was effective for acquisitions or impairment measurement of such intangibles effective on or after October 1, 2002. SFAS No. 147 did not have a significant effect on the Company's financial condition or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has decided to continue using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations.

In November 2002, the FASB issued FASB Interpretation No.45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." This interpretation elaborates on the disclosures to be made by a guarantor in the financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 were applicable for guarantees issued or modified after December 31, 2002. Adoption of the recognition and measurement provisions did not have a significant effect on the Company's financial condition and results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 addresses consolidation by business enterprises of variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not issue voting interests (or other interests with similar rights) or (b) the total equity investment at risk is not sufficient to permit the entity to finance its activities. FIN 46 requires an enterprise to consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity's expected losses if these occur, receive a majority of the entity's expected residual returns if these occur, or both. Qualifying Special Purpose Entities are exempt from the consolidation requirements. In addition to numerous FASB Staff Positions written to clarify and improve the application of FIN 46, the FASB recently announced a deferral for certain entities, and an amendment to FIN 46 entitled FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R). The Company must apply FIN 46R as of the first interim or annual period ending after March 15, 2004. FIN 46R is not expected to have a significant effect on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative discussed in paragraph 6 (b) of Statement 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", and (4) amends certain other existing pronouncements. This Statement was effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Implementation of SFAS No. 149 did not have a significant effect on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 is effective for all freestanding financial instruments entered into or modified after May 31, 2003. For all other freestanding financial instruments, it became effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 applies to three categories of freestanding financial instruments (mandatorily redeemable instruments, instruments with repurchase obligations and instruments with obligations to issue a variable number of shares). Instruments within the scope of SFAS No. 150 must be classified as liabilities in the statement of financial condition. Certain provisions of SFAS No. 150 related to mandatorily redeemable financial instruments have been subsequently deferred indefinitely by the FASB. The Company does not have mandatorily redeemable financial instruments outstanding. Implementation of SFAS No. 150 did not have a significant effect on the Company's financial position or results of operations.

(g) Income Tax

The Company follows the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the use of the asset and liability method in accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

The Agricultural Tax Incentives Act of the Commonwealth of Puerto Rico ("Act No. 225" of December 1, 1995, as amended) provides the Company with a 90% tax exemption for income derived from "bonafide" agricultural business, including sales of nursery plants within Puerto Rico and outside Puerto Rico, as well as a 100% exemption from property, municipal and excise taxes.

Rain Forest Products Group, Inc.'s operations are covered under the Puerto Rico Industrial Tax Incentives Act of 1987 ("the Act"). Under the Act, the Company has a 90% tax exemption on income and property taxes and a 60% exemption on municipal taxes for a period of fifteen years, commencing January 1, 1997.

(h) Income (loss) per Common Share

The Company reports its earnings per share ("EPS") using SFAS No. 128, "Earnings Per Share". SFAS No. 128 requires dual presentation of basic and diluted EPS. Basic EPS is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

On May 14, 2002, the Company's Board of Directors declared a 10% stock dividend on the Company's common stock. The stock dividend was issued on June 28, 2002, to shareholders of record on June 14, 2002. The stock dividend resulted in the issuance of 188,367 additional shares of common stock. Accordingly, the weighted average number of common shares outstanding (and stock options) for the periods prior to December 31, 2002 has been adjusted to reflect the effect of the stock dividend as of the beginning of the earliest period presented.

(i) Fair Value of Financial Instruments

The amounts included in the consolidated financial statements for cash and equivalents, short term investments, accounts receivable, notes payable, accounts payable and accrued expenses reflect their fair value due to the short-term maturity of these instruments. The fair values of the Company's other financial instruments are discussed in Notes 6 and 11.

(j) Accounting for Stock-Based Compensation Plans

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in measuring stock based compensation, including options, which generally require that compensation cost be recognized to the extent the market price of the related stock exceeds the exercise price at the measurement date. Accordingly, no compensation expense has been recognized for options granted under the 1998 Plan and the 1988 Plan. However, SFAS No. 123, "Accounting for Stock-Based Compensation", provides an alternative method for measuring compensation cost by measuring the fair value of the option at the award date. Although the compensation cost measurement criteria is not required to be adopted, SFAS No. 123, as amended by SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123", requires prominent disclosure of pro forma information regarding the effects of the application of its compensation cost measurement criteria and of other information. Had compensation expense been determined based upon the fair value at the grant date for awards under any plan consistent with SFAS No. 123, the Company's net income (loss) and net income (loss) per share, on a pro forma basis, would have been as follows:

	Year ended December 31,		
	2003	2002	2001
Net (loss) income as reported	$(1,491,867)	$852,345	$338,443
Total stock based compensation expense determined under fair value based method for all awards	(43,258)	(36,463)	(34,527)
Pro forma net (loss) income	$(1,535,125)	$815,882	$303,916
Earnings per share:			
Basic - as reported	$(.71)	$0.41	$0.16
Basic - pro forma	$(.73)	$0.39	$0.15
Diluted - as reported	$(.71)	$0.40	$0.16
Diluted - pro forma	$(.73)	$0.39	$0.14

(k) <u>Use of Estimates in the Preparation of Financial Statements</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The allowance for doubtful accounts is an amount that management believes will be adequate to absorb estimated losses on existing accounts receivable that become uncollectible based on evaluations of collectibility of specific customers and their prior credit experience. In addition, the Company evaluates the prior years experience of the allowance as a whole.

Direct and indirect costs that are capitalized, as part of inventory of plant material which management estimates cannot be recovered from future sales of plant inventory are charged to cost of sales. Management's determination of the amount of capitalized costs that should be charged to cost of sales is based on historical sales experience and its judgement with respect to the future marketability of the inventory.

The Company has a deferred tax asset (refer to Note 12) of $946,798, which is partially offset by a valuation allowance of $935,398. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term depending on future levels of taxable income.

(l) Investment in Unconsolidated Subsidiary

Investment in unconsolidated subsidiary is accounted for by using the equity method of accounting for investments, under which the Company's share of earnings of the subsidiary is reflected in income as earned, and distributions are credited against the investment in subsidiary when received.

(m) Impairment of Long-Lived Assets

The Company periodically reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No indications of impairment are evident as a result of such review.

Note 2 - Stock Based Compensation and Salary Deferral Plans

(a) Stock Based Compensation Plans

Effective May 2,2003, the Company adopted the Margo Caribe, Inc. 2003 Restricted Stock Plan (the "Restricted Stock Plan"). Under the terms of the Restricted Stock Plan, the Compensation Committee of the Board of Directors is authorized to grant up to 200,000 shares of common stock to officers and other key employees of the Company. The restricted stock grants may be subject to time-based or performance-based restrictions.

During the year ended December 31, 2003, the Company granted 17,500 shares of restricted stock at a market value of $7.25 per share under the Margo Caribe, Inc. 2003 Restricted Stock Plan to members of senior management. The shares of restricted stock shall vest ratably over a five-year period. The shares are subject to forfeiture if employment terminates prior to vesting. Recipients of restricted shares are entitled to dividends and to vote their respective shares. The value of all of the restricted shares was established by the market price on the date of grant. Deferred stock compensation was charged for the market value of the restricted shares. The deferred stock compensation is shown as a reduction of shareholders' equity and is being amortized ratably over the vesting period. During the year ended December 31, 2003, the Company recognized $2,781 in selling, general and administrative expenses related to the grants. The unamortized portion remaining in shareholders' equity at December 31, 2003 was $124,094

Effective April 1998, the Company adopted the 1998 Stock Option Plan (the "1998 Plan") to replace the Company's 1988 Stock Benefits Plan (the "1988 Plan"). Outstanding options granted under the previous plan, including all related obligations and commitments, will continue to be honored by the Company.

Under the 1998 Plan, the Company's Board of Directors, through a committee, can award options to purchase up to 200,000 shares of common stock (exclusive of outstanding options under the previous plan) to eligible employees at 100% of the fair market value at the time of the grant, except that options granted to persons owning 10% or more of the outstanding common stock carry an exercise price equal to 110% of the fair market value at the date of grant. The 1998 Plan also provides for the automatic grant of options to purchase 2,750 shares of common stock to each non-employee director on the first business day following every annual meeting of shareholders.

Options vest ratably over a period of five years, become exercisable one year from the date of grant and expire ten years after the date of grant. The status of the stock options granted under the 1998 Plan and the prior 1988 Plan as of December 31, 2001, 2002 and 2003, and changes during the years ended on those dates, are as follows:

Description	Shares	Price per Share Range	Weighted Average Price
Outstanding, December 31, 2000	149,050	$1.36 to $3.13	$2.41
Granted	44,000	1.88 to 3.75	2.48
Exercised	(1,650)	1.36	1.36
Forfeited	(4,400)	1.76 to 2.85	2.08
Outstanding, December 31, 2001	187,000	1.36 to 3.75	2.44
Granted	71,500	2.89 to 3.50	2.97
Exercised	(7,700)	1.76 to 2.05	1.88
Forfeited	(1,100)	1.76	1.76
Outstanding, December 31, 2002	249,700	1.36 to 3.75	2.61
Granted	11,000	7.25	7.25
Exercised	(61,600)	1.76 to 3.41	2.55
Forfeited	(69,300)	1.76 to 3.41	2.65
Outstanding, December 31, 2003	129,800	$1.36 to $7.25	$3.01
Exercisable, December 31, 2003	94,820	$1.36 to $3.75	$2.54

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
$2.61 - $3.13	37,400	2.6	$2.98	37,400	$2.98
1.36 - 1.76	9,350	4.4	1.42	9,350	1.42
2.05 - 2.50	12,650	5.4	2.29	10,650	2.28
1.59 - 1.75	11,000	7.0	1.63	7,700	1.62
1.88 - 3.75	24,200	8.0	2.75	16,280	2.40
2.89 - 3.50	24,200	9.0	3.08	13,640	2.96
7.25	11,000	10.0	7.25	-	-
$1.36 - $3.75	129,800	6.2	$ 3.02	94,820	$ 2.54

The weighted average fair value of an option granted in 2003, 2002 and 2001, was $2.64, $1.35 and $1.90, respectively. For purposes of fair market value disclosures, the fair market value of an option grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Risk-free interest rate	5.28%	5.36%	6.4%
Average life of options	10 yrs.	10 yrs.	10 yrs.
Volatility	78%	34%	72%
Dividend yield	0%	0%	0%

(b) Salary Deferral Plan

During 1998, the Company established a Salary Deferral Retirement Plan (the "Retirement Plan") under the provisions of Article 1165(a)(4) of the regulations under the Puerto Rico Internal Revenue Code of 1994. The retirement plan covers all employees who are at least 21 years old and is effective from the date of employment. For the years ended December 31, 2003, 2002 and 2001, the Company paid approximately $57,000, $58,000 and $53,000, respectively, representing the matching contributions under the retirement plan for all participants.

Note 3 - Inventories

At December 31, 2003 and 2002, inventories comprised the following:

Description	2003	2002
Plant material	$2,388,460	$2,799,960
Lawn and garden products	313,001	251,438
Raw material and supplies	490,896	327,381
	$3,192,357	$3,378,779

Note 4 - Accounts Receivable

At December 31, 2003 and 2002, accounts receivable comprised the following:

Description	2003	2002
Trade receivables	$1,335,809	$1,863,522
Government reimbursement	185,657	75,000
Accrued interest	-	188
Employee advances	1,590	9,929
Other accounts receivable	26,952	65,137
	1,550,008	2,013,776
Less allowance for doubtful accounts	(324,969)	(195,700)
	$1,225,039	$1,818,076

Included within trade receivables as of December 31, 2003 are approximately $53,504 ($104,000 in 2002) due from Estancias de Cerro Mar, Inc. ("Estancias"), an entity controlled by the Company's principal shareholder. During the years ended December 31, 2003 and 2002, the Company billed approximately $417,000 and $525,000, respectively, to Estancias for landscaping and landscape maintenance services.

Note 5 - Due from Related Entity

On October 14, 2002, the Company entered into an agreement with two other unrelated parties and organized Salinas Holdings, Inc.("Salinas"), a Puerto Rico corporation engaged in the production and distribution of sod (turf) and palms and trees grown in the ground (see Note 9). The Company has a 33.33% interest in Salinas. The Company further entered into a management agreement with Salinas to provide certain management services to the entity and to market its products. The Company earns $2,000 per month for such services and between 15% and 17% commission on the sales of its products. Salinas commenced operations on November 1, 2002.

At December 31, 2003 and 2002, the amount due from this related entity consisted of:

	2003	2002
Management fees	$ 24,000	$ 5,000
Commissions	116,921	1,481
Advances, net	29,879	44,545
	$170,800	$51,026

Note 6 - Notes Receivable

At December 31, 2003 and 2002, notes receivable comprised the following:

Description	2003	2002
Non-interest bearing notes, due from present Company's employees, due on demand	$22,164	$28,112

The Company owned a note receivable with an outstanding principal balance of approximately $997,000, from the sale of Cariplant S.A. ("Cariplant") a former Dominican Republic subsidiary, to Altec International C. por A. ("Altec"), another unrelated Dominican Republic company. The note was collateralized by the common stock and personal guarantee of the major shareholder of Altec, as well as by a junior lien on Cariplant's property and equipment.

Due to the unfavorable collection experience, the note was written down on several occasions and reduced to a carrying value of $20,000 at December 31, 1999.

During December 2002, Altec agreed to settle the note for $450,000, in order to obtain the collateral pledged and remove the Company's junior lien from Cariplant's property. For the year ended December 31, 2002, the Company received $425,000, recognizing $405,000 as a gain in the accompanying statement of operations. The remaining $25,000 was received during 2003 and recognized as income upon collection.

Amounts reflected in the balance sheet for notes receivable approximate their current fair values based on market interest rates for comparable risks, maturities and collateral.

Note 7 - Property and Equipment

At December 31, 2003 and 2002, property and equipment comprised the following:

	2003	2002
Leasehold improvements	$2,412,363	$1,456,960
Equipment and fixtures	1,659,325	1,599,948
Transportation equipment	809,206	600,344
Real estate property	224,327	224,327
	5,105,221	3,881,579
Less accumulated depreciation and amortization	2,812,710	2,631,690
	$2,292,511	$1,249,889

During the years ended December 31, 2003, 2002 and 2001, depreciation expense charged to production was approximately $146,614, $234,000, and $315,000, respectively.

Note 8 - Land Held for Future Development

In December 2000, the Company purchased approximately 109 acres of land in Arecibo, Puerto Rico at a total cost of approximately $988,000. The carrying value at December 31, 2003 of approximately $1,106,000 includes approximately $118,000 of capitalized interest, design and other permitting phase cost. The Company intends to develop this land into lots for residential homes and is in the process of obtaining the required permits.

Note 9 - Investment in Unconsolidated Equity Subsidiary

The Company has accounted for its investment in Salinas using the equity method of accounting. At December 31, 2003 and 2002, and for the year and period then ended, Salinas' condensed financial position and results of operations information was as follows:

Assets	2003	2002
Current assets	$1,430,763	$ 839,162
Property and equipment	821,918	396,033
	$2,252,681	$1,235,195

Liabilities and Shareholders' Equity	2003	2002
Current liabilities	$ 735,090	$ 83,306
Long term debt	758,335	-
Shareholders' equity	759,256	1,151,889
	$2,252,681	$1,235,195
Company's share of equity	$ 253,159	$ 417,296

Results of Operations

	Year ended December 31, 2003	For the two month period ended December 31, 2002
Sales	$730,321	$10,144
Cost of sales	245,501	4,346
General and administrative expenses	257,454	53,909
Net income (loss)	$227,366	($48,111)
Company's share of net income (loss)	$ 75,863	($16,037)

At December 31, 2003 and 2002, the Company's investment in Salinas Holdings, Inc., was as follows:

Description	Amount
Original investment 2002	$433,333
Equity in loss of unconsolidated subsidiary for 2002	(16,037)
Balance at December 31, 2002	$417,296
Additional investment	160,000
Distribution from unconsolidated subsidiary	(400,000)
Equity in earnings of unconsolidated subsidiary for 2003	75,863
Balance at December 31, 2003	$253,159

Note 10 - Notes Payable

At December 31, 2003 and 2002, the Company had short-term borrowings with various financial institutions in Puerto Rico, comprised of the following:

Description	2003	2002
Unsecured note payable of $136,000, bearing interest at 7.95% at December 31,2003 due on September 2004	$ 135,859	-
Commercial line of credit of $2.5 million, bearing interest at 1.8% over Libor rate (2.0% at December 31, 2003)due on demand, collateralized by land held for future development and the Company's accounts receivable and inventories	2,343,500	1,230,500
Notes payable, collateralized by cash equivalent invested in a certificate of deposit, bearing interest at 2.05% and 2.2% at December 31 2003 and 2002, respectively, due on demand	206,000	500,000
	$ 2,685,359	$1,730,500

Note 11 - Long-Term Debt

At December 31, 2003 and 2002, the Company had long-term debt with various commercial banks in Puerto Rico. Long-term debt comprised the following:

Description	2003	2002
Five-year term loans, bearing interest at 2% over Libor rate (3.14%-5.00% at December 31, 2003), payable in monthly installments of $12,488, through March 2008	$330,251	$383,392
Less current portion	143,178	138,967
Long-term debt	$187,073	$244,425

Based on borrowing rates currently available to the Company for loans with similar terms and maturities, the fair value of long-term debt approximates the recorded amounts.

The annual aggregate maturities of long-term debt are as follows:

Year Ending December 31,	Amount
2004	$143,178
2005	103,641
2006	55,972
2007	21,936
2008	5,524
	$330,251

The Company's debt agreements contain various covenants, which among other things, require the Company to meet certain debt to asset ratios and a minimum working capital. At December 31, 2003 and 2002, the Company was in compliance with such covenants.

Note 12 - Income Taxes

The Company provides for income taxes using the applicable statutory tax rates in the Commonwealth of Puerto Rico.

Set forth below are explanations for the differences between the income tax provision (benefit) and the amount computed by applying the Puerto Rico statutory income tax rate of 39% to income (loss) before income tax provision:

	2003	2002	2001
Income tax provision (benefit) computed by applying tax rate	$(581,827)	$327,969	$131,992
(Increase) decrease in income tax benefit resulting from Puerto Rico tax exemption	256,258	(251,542)	(80,452)
Tax loss carryover benefit (utilization) and other	325,569	(76,427)	(51,540)
	$ -	$ -	$ -

Deferred income taxes, prior to the valuation allowance, were recognized in the consolidated balance sheet at December 31, 2003 and 2002 due to the tax effect of temporary differences and loss carry forwards as follows:

	2003	2002
Deferred tax assets:		
Net operating loss carryforwards	$850,593	628,496
Valuation allowance for accounts receivable	96,205	45,116
	946,798	673,612
Less valuation allowance	(935,398)	(662,212
Net deferred tax asset	$11,400	$11,400

Note 13 - Income (loss) Per Common Share

Basic and diluted income (loss) per common share for the years ended December 31, 2003, 2002 and 2001 were determined as follows:

Basic income (loss) per common share:

	2003	2002	2001
Net (loss)income attributable to common shareholders	$(1,491,867)	$ 852,345	$ 338,443
Weighted average number of common shares outstanding	2,111,499	2,073,997	2,071,174
Basic (loss)income per common share	$ (.71)	$ .41	$ .16

Diluted (loss) income per common share:

	2003	2002	2001
Net (loss) income attributable to common shareholders	$(1,491,867)	$ 852,345	$ 338,443
Weighted average number of common shares outstanding	2,111,499	2,073,997	2,071,174
Plus incremental shares from assumed exercise of stock options	-	40,248	33,211
Adjusted weighted average shares	2,111,499	2,114,245	2,104,385
Diluted (loss) income per common share	$ (.71)	$ .40	$ (.16)

The effect of the assumed exercise of stock options determined by using the treasury stock method was anti-dilutive for the year ended December 31, 2003; thus no incremental shares were added to the weighted average number of common shares outstanding for the year.

Note 14 - Commitments and Contingencies

On September 22, 2003, the Company became guarantor for a loan in the amount of $1,300,000 made by Salinas Holdings, Inc., an unconsolidated subsidiary. The guaranty is continuous and limited covering all outstanding principal and accrued interest, pro-rata to the Company's 33.33% ownership participation. The term of the loan is thirty-six months and payable in monthly installments of $36,111, plus accrued interests. The interest rate is calculated based on the 90 days LIBOR, plus 1.5% over such rate. As of December 31, 2003, the maximum potential amount of future payments that the Company could be required to make under the guarantee is approximately $397,000, plus accrued interests.

The Company's operations are vulnerable to severe weather, such as hurricanes, floods, and storms and, to a lesser extent, plant disease and pests. In recent years, the Company has been unable to obtain crop and business interruption insurance coverage. No assurance can be given that the Company will be able to obtain such insurance coverage in the foreseeable future. The Company believes it has taken reasonable precautions to protect its plants and operations from natural hazards. The Company's newer facilities are being constructed with fabricated steel in an attempt to reduce the damage from any future storms. The Company's nursery farm currently has access to a plentiful water supply and facilities for the protection of many of their weather sensitive plants.

In 2003, a former officer of the Company brought a civil action in the U.S. District Court of Puerto Rico against the Company. The complaint alleges, among other, a federal securities law violation in connection with the exercise of employee stock options by the plaintiff. The Company believes, based on the opinion of legal counsel, that it will be able to defend this action successfully.

The Company is also a party to various legal actions arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

Note 15 - Preferred Stock

The certificate of incorporation of the Company authorizes the issuance of 250,000 shares of one cent ($0.01) par value serial preferred stock, and the Board of Directors is authorized from time to time to divide the preferred stock into series and to determine the number of shares of each series and the relative rights, preferences and limitations of each such series. As of December 31, 2003, there were no outstanding shares of preferred stock.

Note 16 - Lease and Option Agreements

(a) Property in Vega Alta, Puerto Rico

The Vega Alta facility is leased from Michael J. Spector and Margaret D. Spector (the "Spectors"), who are executive officers and principal shareholders of the Company, pursuant to a lease agreement dated as of January 1, 2004. The lease has an original five year term and an option to renew for additional five year term. Under the lease, the Company is required to pay a rent of $24,000 per month and pay all taxes on the property, maintain certain insurance coverage and otherwise maintain and care for the property. During the renewal period, the rent will be adjusted to reflect the increase in the Wholesale Price Index from the original lease term. The lease also contains an option, which permits the Company to purchase the property at its appraised value at any time during the term of the lease if both Mr. and Mrs. Spector become deceased. In consideration of the option, the Company must pay an additional $1,000 per month.

In connection with this lease, the Spectors also agreed to reimburse the Company for the unamortized value of the leasehold improvements applicable to the Vega Alta facility as of the date of termination.

Total rental payments amounted to approximately $288,000 in 2003, 2002 and 2001.

(b) Property in Barranquitas, Puerto Rico

Effective January 1, 1997, the Company entered into a lease agreement with Cali Orchids, Inc. to lease a 13 acre nursery facility located in the town of Barranquitas, Puerto Rico. Effective December 23, 2002, both the lessor and the Company executed a "Release and Settlement Agreement" in order to terminate the lease agreement. Under the terms of the agreement, the Company vacated the facilities as of June 30, 2003. As a result, the Company has consolidated the Barranquitas operation into its Vega Alta nursery farm.

Total rental payments amounted to $36,000 in 2003 and $72,000 in 2002 and $60,000 in 2001.

(c) Aggregate Lease Obligations and Expenses

The Company's obligations under the above and other non-cancelable operating lease agreements in force at December 31, 2003, based on the lease agreement in effect as of January 1, 2004, are as follows:

Year ending December 31,	Minimum Lease Payments	Additional Option Payments
2004	$288,000	$12,000
2005	288,000	12,000
2006	288,000	12,000
2007	288,000	12,000
	$1,152,000	$48,000

Total rental expense under all operating lease agreements amounted to approximately $324,000, $360,000 and $382,000, for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 17 - Supplemental Disclosures for the Statements of Cash Flows

(a) Non-Cash Investing Activities

During the year ended December 31, 2002, the Company applied a certificate of deposit amounting to $500,000 to pay off a related note payable. Subsequently, on two separate occasions, the Company opened a certificate of deposit amounting to $500,000 with the proceeds from a related note payable. The Company also traded-in a vehicle with a cost of $31,500, receiving $7,000 as a trade-in value for the old vehicle, and assuming a related debt of $24,500. The Company also purchased various vehicles for $50,325 by assuming the related debt.

During the year ended December 31, 2001, fully depreciated equipment with a cost of $26,568 was written off. The Company exchanged equipment with a book value of $19,367 recording a $15,000 account receivable, after recognizing a loss of $4,367 on the transaction. The Company also applied $44,789 from lease payments due to the Company's major shareholder against amounts due from the major shareholder to the

Company. In another non-cash transaction, the Company applied a certificate of deposit amounting to $500,000 to pay off a related note payable.

(b) Non-Cash Financing Activities

The Company issued a 10% stock dividend, resulting in the capitalization of 188,367 common shares at a market price of $3.01 as of June 28, 2002.

(c) Other Cash Flow Transactions

During the years ended December 31, 2003, 2002, and 2001, the Company made interest payments of approximately $73,000, $64,000, and $125,000, respectively. During the years ended December 31, 2003, 2002 and 2001, the Company did not make any income tax payments.

Note 18 - Major Customers

During 2003, the Company's single largest customer accounted for approximately 41% ($3,458,000) of the Company's net sales.

During 2002, the Company's single largest customer accounted for approximately 30% ($2,961,000) of the Company's net sales.

During 2001, the Company's two largest customers accounted for approximately 35% ($3,275,000) of the Company's net sales. The first customer accounted for 24% ($2,220,000) and the second customer accounted for 11% ($1,055,000) of the Company's net sales.

Note 19 - Significant Concentration of Risk

As discussed in Note 1, the Company's operations are principally concentrated in Puerto Rico. The Company's operations are vulnerable to severe weather, such as hurricanes, floods, and storms and, to a lesser extent, plant disease and pests. The Company believes that it currently maintains adequate insurance coverage for its facilities and equipment. As of December 31, 2003, the Company has been unable to obtain crop and business interruption insurance coverage. The Company intends to continue to seek to obtain crop and business interruption insurance coverage at reasonable rates. However, no assurance can be given that the Company will be able to obtain such insurance coverage.

The Company believes it has taken reasonable precautions to protect its plants and operations from natural hazards. The Company's newer facilities are being constructed with fabricated steel in an attempt to reduce the damage from any future storms. Each of the Company's operations currently has access to a plentiful water supply and facilities for the protection of many of their weather-sensitive plants.

Accounts receivable are due from customers resident in Puerto Rico. Monitoring the operations and financial strength of the Company's customers mitigates concentration of credit risk with respect to account receivable. Certain short-term certificates of deposit are placed with local financial institutions. Depositing the funds with high credit quality financial institutions and limiting the amount of credit exposure in any financial institution mitigates such credit risk.

Note 20 - Segment Information

In June 1997, the FASB issued Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way an enterprise reports information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 requires a reconciliation of total segment revenue and expense items and segment assets to the amount in the enterprise's financial statements. SFAS No. 131 also requires a descriptive report on how the operating segments were determined, the products and services provided by the operating segments, and any measurement differences used for segment reporting and financial statement reporting.

The Company's management monitors and manages the financial performance of four primary business segments: the production and distribution of plants, sales of lawn and garden products, landscaping services and real estate. During 2003, the Company commenced acting as sales agent for consumer related products. These activities are included within the lawn and garden segment. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on net income or loss.

The financial information presented below was derived from the internal management accounting system and is based on internal management accounting policies. The information presented does not necessarily represent each segment's financial condition and results of operations as if they were independent entities.

	2003				
	Plants	Lawn & Garden Products	Landscaping	Real Estate	Totals
Revenue from external customers	$3,738,687	$3,279,168	$1,415,330	$-	$8,433,185
Intersegment revenues	182,717	17,075	-	-	199,792
Interest income	9,848	-	-	-	9,848
Interest expense	72,941	-	-	-	72,941
Depreciation and Amortization	261,003	69,895	74,000	-	404,898
Segment loss	(714,047)	(242,371)	(535,449)	-	(1,491,867)
Segment assets	6,603,647	1,003,126	446,582	1,105,627	9,158,982
Expenditures for segment assets	1,357,697	-	154,675	-	1,512,372

	2002				
	Plants	Lawn & Garden Products	Landscaping	Real Estate	Totals
Revenue from external customers	$4,325,204	$2,883,685	$2,542,405	$-	$9,751,294
Intersegment revenues	378,855	48,356	-	-	427,211
Interest income	15,695	-	-	-	15,695
Interest expense	58,194	-	-	-	58,194
Depreciation and Amortization	306,039	61,279	44,282	-	411,600
Segment income	686,450	6,197	159,698	-	852,345
Segment assets	6,831,914	904,725	953,940	1,105,627	9,796,206
Expenditures for segment assets	181,688	-	-	-	181,688

	2001				
	Plants	Lawn & Garden Products	Landscaping	Real Estate	Totals
Revenue from external customers	$3,785,948	$2,844,395	$2,554,278	$-	$9,184,621
Intersegment revenues	308,299	81,894	-	-	390,193
Interest income	69,327	-	-	-	69,327
Interest expense	122,984	-	-	-	122,984
Depreciation and amortization	431,102	44,023	21,926	-	497,051
Segment income	207,861	54,227	76,355	-	338,443
Segment assets	5,963,551	1,015,901	976,163	1,053,406	9,009,021
Expenditures for segment assets	238,949	-	-	-	238,949

NOTE 21 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Financial data showing results for each of the quarters in 2003, 2002 and 2001 are presented below. These results are unaudited. In the opinion of the management, all adjustments necessary for a fair presentation have been included.

(in thousands, except per share data)	1st.	2nd.	3rd.	4th.
2003				
Net sales	$2,495	$2,156	$1,873	$1,909
Gross profit	880	748	623	127
Net income (loss)	45	(122)	(303)	(1,112)
Basic income (loss) per common share	0.02	(0.06)	(0.14)	(0.71)
Diluted income (loss) per common share	0.02	(0.06)	(0.14)	(0.71)
2002				
Net sales	$2,320	$2,489	$2,311	$2,631
Gross profit	914	1,010	1,019	933
Net income	180	143	101	428
Basic income per common share	0.10	0.07	0.05	0.41
Diluted income per common share	0.09	0.07	0.05	0.40
2001				
Net sales	$2,170	$2,283	$2,243	$2,489
Gross profit	780	855	794	960
Net income	71	110	20	137
Basic income per common share	0.04	0.05	0.01	0.16
Diluted income per common share	0.04	0.05	0.01	0.16

The results of operations for the fourth quarter of 2003 reflect certain significant adjustments as follows:

- a charge of approximately $234,000 to reduce inventories to the lower of cost or market.
- a charge of $301,000 to write off unsalable damaged inventory of which $191,000 was reflected as part of cost of sales and $110,000 was reflected as part of the costs relating to the consolidation of the nursery facilities.

There were no significant fourth quarter adjustments in 2002 and 2001.

STOCK PRICE INFORMATION

The Company's common stock is quoted on the NASDAQ Stock Market ("NASDAQ") under the symbol MRGO.

The following table sets forth the high and low sales prices for the Company's common stock, as reported by NASDAQ, for each of the calendar quarters of 2003 and 2002. The last reported sales price for the Common Stock on March 2, 2004 was $5.00 per share. Common stock prices have been adjusted to give retroactive effect to the 10% stock dividend declared on the Company's common stock effective June 28, 2002.

	2003		2002	
Quarter:	High	Low	High	Low
First	$7.50	$3.04	$4.32	$2.78
Second	$7.70	$4.98	$3.74	$2.73
Third	$10.00	$5.85	$3.30	$2.71
Fourth	$7.50	$7.00	$4.45	$3.00

There were approximately 55 holders of record of the common stock as of March 1, 2004. This amount includes custodians, brokers and other institutions that hold the common stock as nominees for an undetermined number of beneficial owners. As of March 1, 2004, the Company had 2,184,039 shares of common stock outstanding.

The Company did not pay any cash dividends on its common stock during 2003 or 2002. However, effective June 28, 2002, the Company issued a 10% stock dividend to shareholders of record as of June 14, 2002. This resulted in the issuance of 188,367 additional shares of common stock. The payment of cash dividends in the future is dependent upon the earnings, cash position and capital needs of the Company, as well as other matters deemed relevant by the Company's Board of Directors.

Dividends paid on the Company's Common Stock are generally subject to a 10% withholding tax at source under Puerto Rico tax laws. United States shareholders may be entitled to a foreign tax credit, subject to certain limitations, in connection with the imposition of the withholding tax.

Prior to the first dividend distribution for the taxable year, individuals who are residents of Puerto Rico may elect to be taxed on the dividends at the regular graduated rates, in which case the special 10% tax will not be withheld from such year's distributions.

United States citizens who are non-residents of Puerto Rico may also make such an election, except that notwithstanding the making of such election of the 10% withholding tax will still be made on any dividend distribution unless the individual files with the Company prior to the first distribution date for the taxable year a certificate to the effect that said individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single, or $3,000 if married, in which case dividend distributions for said year will not be subject to Puerto Rico taxes.

The Company recommends that shareholders consult their own tax advisors regarding the above tax issues.

The Company did not purchase any of its equity securities during the fourth quarter of 2003.

MARGO CARIBE, INC. AND SUBSIDIARIES

DIRECTORS AND OFFICERS

DIRECTORS

Michael J. Spector
Chairman of the Board
Of Directors, President and
Chief Executive Officer

Michael A. Rubin
Director, Member of the Audit
and Compensation Committees

Ramón Domínguez
Director, Member of the Audit
and Compensation Committees

Jairo Estrada
Director, Chairman of the Audit Committee
and Member of the Compensation Committees

Blás Ferraiuoli
Director

OFFICERS

Michael J. Spector
President and Chief
Executive Officer

Margaret D. Spector
Secretary

Juan B. Medina
Senior Vice President
And Chief Financial Officer

Tulio Figueroa
Senior Vice President of
Sales and Marketing

René Llerandi
Vice President of Sales

MARGO CARIBE, INC.

CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR
American Stock Transfer and Trust Company
6201 15th Avenue
Brooklyn, New York 11219

CORPORATE OFFICE
Road 690
Kilometer 5.8
Vega Alta, Puerto Rico 00692
Telephones 888-883-2570
787-883-2570

AUDITORS
Deloitte & Touche, LLP
Hato Rey Tower-Suite 1200
268 Munoz Rivera Avenue
San Juan, Puerto Rico 00918-2511

LEGAL COUNSEL
Pietrantoni, Mendez & Alvarez, LLP
Banco Popular Center-Suite 1900
209 Muñoz Rivera Avenue
San Juan, Puerto Rico 00918

10-K ANNUAL REPORT
A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge to shareholders by writing to the Senior Vice President and Chief Financial Officer at the Corporate Office
Call Box 1370
Dorado, Puerto Rico 00646-1370